UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 20, 2020

Panacea Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-39351	85-0862255
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

357 Tehama St Floor 3 San Francisco, CA	94103
(Address of principal executive offices)	(Zip Code)

(415) 966-0807

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant	PANA.U	New York Stock Exchange
Class A common stock, par value $0.0001 per share	PANA	New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	PANA WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

The Merger and the Merger Agreement

Panacea Acquisition Corp. is a blank check company incorporated in Delaware and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (“Panacea”). On October 20, 2020, Panacea entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Panacea Merger Subsidiary Corp, a Delaware corporation and direct, wholly owned subsidiary of Panacea (“Merger Sub”) and Nuvation Bio Inc., a Delaware corporation (“Nuvation”).

Pursuant to the Merger Agreement, at the closing of the transactions contemplated by the Merger Agreement (the “Closing”), and in accordance with the Delaware General Corporation Law, as amended (“DGCL”), Merger Sub will merge with and into Nuvation, the separate corporate existence of Merger Sub will cease and Nuvation will be the surviving corporation and direct, wholly owned subsidiary of Panacea (the “Merger”).

Conversion of Securities

At the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of Nuvation, Merger Sub, Nuvation or the holders of any of Nuvation’s securities:

(a)	each share of Nuvation Class A common stock and each share of Nuvation Series A preferred stock issued and outstanding immediately prior to the Effective Time will be canceled and converted into the right to receive the number of shares of the Panacea Class A common stock equal to the Exchange Ratio (as defined below). The Panacea Class A common stock will have one vote per share;

(b)	each share of Nuvation Class B common stock issued and outstanding immediately prior to the Effective Time (all of which is owned by David Hung (the “Founder”)) will be canceled and converted into the right to receive the number of shares of the Panacea Class B common stock equal to the Exchange Ratio. The Panacea Class B common stock will have veto rights over business combinations and liquidations, one vote on all other matters and the right to appoint three directors (including the seat occupied by the Chief Executive Officer) plus at least 50% of any directors beyond the initial seven. The Panacea Class B common stock will automatically convert into Panacea Class A common stock upon the occurrence of certain events, including upon transfers to a non-authorized holder or if the Founder ceases to be Chief Executive Officer of Nuvation, with limited exceptions;

(c)	any shares of Nuvation capital stock held in the treasury of Nuvation or owned by Panacea, Merger Sub or Nuvation immediately prior to the Effective Time (each, an “Excluded Share”) will be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto;

(d)	each issued and outstanding share of common stock of Merger Sub will be converted into and become one validly issued, fully paid and nonassessable share of common stock of the surviving corporation; and

(e)	each option to purchase Nuvation Class A common stock (each, a “Company Option”) that is outstanding under Nuvation’s 2019 Equity Incentive Plan immediately prior to the Closing, whether vested or unvested, will be assumed by Panacea and converted into an option to purchase shares of Panacea Class A common stock (each, a “Converted Option”) equal to the product (rounded down to the nearest whole number) of (a) the number of shares of Nuvation common stock subject to such Company Option immediately prior to the Effective Time and (b) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (i) the exercise price per share of such Company Option immediately prior to the Effective Time divided by (ii) the Exchange Ratio; provided, however, that the exercise price and the number of shares of the Panacea common stock purchasable pursuant to the Converted Options shall be determined in a manner consistent with the requirements of Section 409A of the Code; provided, further, however, that in the case of any Converted Option to which Section 422 of the Code applies, the exercise price and the number of shares of the Panacea common stock purchasable pursuant to such option shall be determined in accordance with the foregoing, subject to such adjustments in a manner consistent with Treasury Regulation Section 1.424-1, such that the Converted Option will not constitute a modification of such Company Option for purposes of Section 409A or Section 424 of the Code. Except as specifically provided above, following the Effective Time, each Converted Option shall continue to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to the corresponding former Company Option immediately prior to the Effective Time. At or prior to the Effective Time, the Company shall take any actions that are necessary to effectuate the treatment of the Company Options pursuant to this paragraph.

The “Exchange Ratio” means the quotient of (i) 150,000,000; divided by (ii) Nuvation’s “fully diluted company shares” (as defined in the Merger Agreement).

Conditions to Closing

The Merger Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval of the business combination and related agreements and transactions by the respective stockholders of Panacea and Nuvation, (ii) effectiveness of the registration statement on Form S-4 to be filed by Panacea in connection with the Merger, (iii) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, (iv) receipt of approval for listing on the New York Stock Exchange the shares of Panacea common stock to be issued in connection with the Closing, (v) that Panacea have at least $5,000,001 of net tangible assets immediately after the Effective Time, (vi) the absence of any applicable law or order restraining, prohibiting or imposing any condition on the consummation of the Closing and (vi) Nuvation will consummate an internal recapitalization.

Other conditions to Nuvation’s obligations to consummate the Merger include, among others, that as of the Closing, the amount of cash available in (x) the trust account into which substantially all of the proceeds of Panacea’s initial public offering and private placements of its warrants have been deposited for the benefit of Panacea, certain of its public stockholders and the underwriters of Panacea’s initial public offering (the “Trust Account”), after deducting the amount required to satisfy Panacea’s obligations to its stockholders (if any) that exercise their rights to redeem their Panacea common stock (but prior to payment of (a) any deferred underwriting commissions being held in the Trust Account and (b) any transaction expenses of Panacea or its affiliates) (the “Trust Amount”) plus (y) the aggregate amount of cash that has been funded to and remains with Panacea in connection with forward purchase agreement plus (z) the PIPE Investment (as defined below), is at least equal to or greater than $500.0 million (the “Cash Closing Requirement”). To the extent the Founder has not funded at least $20.0 million of the PIPE Investment amount, then the Cash Closing Requirement shall be reduced dollar for dollar by the amount of such shortfall.

Covenants, Representations and Warranties

The Merger Agreement contains additional covenants, including, among others, providing for (i) the parties to conduct their respective businesses in the ordinary course in all material respects through the Closing, (ii) the parties to not solicit or enter into any agreements for certain alternative transactions, (iii) each party to prepare and deliver to the other party certain annual and interim financial statements, (iv) Panacea and Nuvation to prepare and Panacea to file a registration statement on Form S-4 and take certain other actions to obtain the requisite approval of Panacea stockholders of certain proposals regarding the Merger, and (v) the parties to use reasonable best efforts to obtain necessary approvals from governmental agencies. The Merger Agreement also contains customary representations and warranties by Panacea, Merger Sub and Nuvation that do not survive the Closing.

Termination

The Merger Agreement may be terminated at any time prior to the Closing (i) by mutual written consent of Panacea and Nuvation, (ii) by Nuvation, if certain approvals of the stockholders of Panacea are not obtained, (iii) by Panacea, if certain approvals of the stockholders of Nuvation are not obtained within five business days after the registration statement on Form S-4 has been declared effective by the U.S. Securities and Exchange Commissions (the “SEC”) and delivered or otherwise made available to Nuvation’s stockholders, (iv) by either Panacea or Nuvation in certain other circumstances set forth in the Merger Agreement, including (a) if any governmental authority will have issued or otherwise entered a final, nonappealable order making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger,(b) in the event of certain uncured breaches by the other party, (c) if board of directors of either Panacea or Nuvation change their recommendation to their respective stockholders, or (d) if the Closing has not occurred by April 18, 2021.

Certain Related Agreements

Subscription Agreements

On October 20, 2020, concurrently with the execution of the Merger Agreement, Nuvation entered into subscription agreements (the “Subscription Agreements”) with certain investors (collectively, the “PIPE Investors”), pursuant to, and on the terms and subject to the conditions of which, the PIPE Investors have collectively subscribed for 47,755,000 shares of Panacea Class A common stock for an aggregate purchase price equal to $477,550,000 (the “PIPE Investment”), a portion of which is expected to be funded by the Founder, which coupled with the $25,000,000 in proceeds from the forward purchase agreement entered into in connection with Panacea’s initial public offering will result in equity financings totaling slightly more than $500,000,000.

The Subscription Agreements for the PIPE Investors (other than the Founder’s, whose registration rights are governed by the Registration Rights Agreement described below), provide for certain registration rights. In particular, Panacea is required to, within 30 calendar days after the Closing, submit to or file with the SEC a registration statement registering the resale of such shares. Additionally, Panacea is required to use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 90th calendar day following the filing date thereof if the SEC notifies Panacea that it will “review” the registration statement and (ii) the 10th business day after the date Panacea is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review. Panacea must use commercially reasonable efforts to keep the registration statement effective until the earliest of: (i) the date the PIPE Investors (other than the Founder) no longer hold any registrable shares, (ii) the date all registrable shares held by the PIPE Investors (other than the Founder) may be sold without restriction under Rule 144 and (iii) three years from the date of effectiveness of the registration statement.

The Subscription Agreements will terminate with no further force and effect upon the earliest to occur of: (a) such date and time as the Merger Agreement is terminated in accordance with its terms; (b) the mutual written agreement of the parties to such Subscription Agreement; (c) if any of the conditions to closing set forth in such Subscription Agreement are not satisfied on or prior to the Closing and, as a result thereof, the transactions contemplated by the Subscription Agreement fail to occur; and (d) 180 days after the execution of the Subscription Agreement.

Sponsor Support Agreement

On October 20, 2020, Panacea also announced entry into a support agreement (the “Sponsor Support Agreement”), by and among Panacea, Nuvation, EcoR1 Panacea Holdings, LLC (the “Sponsor”) and PA Co-Investment LLC (along with Sponsor, the “Supporting Parties”), pursuant to which the Supporting Parties agreed to, among other things, vote in favor of the Merger Agreement and the Merger, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement.

Stockholder Support Agreement

On October 20, 2020, Panacea also announced entry into a support agreement (the “Stockholder Support Agreement”), by and among Panacea, Nuvation and certain stockholders of Nuvation. Under the Stockholder Support Agreement, such Nuvation stockholders agreed, as promptly as practicable following the SEC declaring effective the proxy statement/prospectus relating to the approval by Panacea stockholders of the Merger, to execute and deliver a written consent with respect to the securities of Nuvation set forth in the Stockholder Support Agreement adopting the Merger Agreement and approving the Merger. The securities of Nuvation owned by the its stockholders and subject to the Stockholder Support Agreement represent a majority of the outstanding voting power of Nuvation common stock and preferred stock (on an as converted basis).

Lock-Up Agreements

On October 20, 2020, Nuvation entered into certain agreements restricting the transfer of Panacea securities held by such contracting parties immediately following the Closing, including agreements with (i) the Sponsor and Founder (as defined in the Merger Agreement) (the “Sponsor and Founder Lock-Up Agreement”), (ii) purchasers under the forward purchase agreement (the “FPA Lock-Up Agreement”) and (iii) certain of Nuvation stockholders (the “Stockholder Lock-Up Agreements”). In the case of the Sponsor and Founder Lock-Up Agreement and the FPA Lock-Up Agreement, such restrictions begin at Closing and end on the earlier of (i) the date that is 365 days after Closing, (ii) the closing of a merger, liquidation, stock exchange, reorganization or other similar transaction after the Closing that results in all of the public stockholders of Panacea having the right to exchange their shares of common stock for cash securities or other property, or (iii) the day after the date on which the closing price of the Class A common stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after Closing. In the case of the Stockholder Lock-Up Agreements, such restrictions begin at Closing and end on the earlier of (i) the date that is 180 days after Closing, (ii) the closing of a merger, liquidation, stock exchange, reorganization or other similar transaction after the Closing that results in all of the public stockholders of Panacea having the right to exchange their shares of common stock for cash securities or other property, or (iii) the day after the date on which the closing price of the Class A common stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after Closing.

Registration Rights

The Merger Agreement contemplates that, at the Closing, Panacea, Nuvation, the Founder and certain Nuvation securityholders will enter into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which Panacea will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of Panacea common stock and other equity securities of Panacea that are held by the parties thereto from time to time.

The foregoing description of the Merger Agreement, Form of Subscription Agreement, Form of Sponsor Support Agreement, Form of Stockholder Support Agreement, Form of Sponsor and Founder Lock-Up Agreement, Form of FPA Lock-Up Agreement and Form of Stockholder Lock-Up Agreement, and the transactions and documents contemplated thereby, is not complete and is subject to and qualified in its entirety by reference to the Merger Agreement, Form of Subscription Agreement, Form of Sponsor Support Agreement, Form of Stockholder Support Agreement, Form of Sponsor and Founder Lock-Up Agreement, Form of FPA Lock-Up Agreement and Form of Stockholder Lock-Up Agreement, copies of which are filed with this Current Report on Form 8-K as Exhibit 2.1, Exhibit 10.1, Exhibit 10.2, Exhibit 10.3, Exhibit 10.4, Exhibit 10.5, and Exhibit 10.6, respectively, and the terms of which are incorporated by reference herein.

The Merger Agreement, Form of Subscription Agreement, Form of Sponsor Support Agreement, Form of Stockholder Support Agreement, Form of Sponsor and Founder Lock-Up Agreement, Form of FPA Lock-Up Agreement and Form of Stockholder Lock-Up Agreement have been included to provide investors with information regarding their terms. They are not intended to provide any other factual information about Panacea or its affiliates. The representations, warranties, covenants and agreements contained in the Merger Agreement, Form of Subscription Agreement, Form of Sponsor Support Agreement, Form of Stockholder Support Agreement, Form of Sponsor and Founder Lock-Up Agreement, Form of FPA Lock-Up Agreement and Form of Stockholder Lock-Up Agreement and the other documents related thereto were made only for purposes of the Merger Agreement as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, Form of Subscription Agreement, Form of Sponsor Support Agreement, Form of Stockholder Support Agreement, Form of Sponsor and Founder Lock-Up Agreement, Form of FPA Lock-Up Agreement and Form of Stockholder Lock-Up Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement, Form of Subscription Agreement, Form of Sponsor Support Agreement, Form of Stockholder Support Agreement, Form of Sponsor and Founder Lock-Up Agreement, Form of FPA Lock-Up Agreement and Form of Stockholder Lock-Up Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement, Form of Subscription Agreement, Form of Sponsor Support Agreement, Form of Stockholder Support Agreement, Form of Sponsor and Founder Lock-Up Agreement, Form of FPA Lock-Up Agreement and Form of Stockholder Lock-Up Agreement and should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, Form of Subscription Agreement, Form of Sponsor Support Agreement, Form of Stockholder Support Agreement, Form of Sponsor and Founder Lock-Up Agreement, Form of FPA Lock-Up Agreement and Form of Stockholder Lock-Up Agreement, as applicable, which subsequent information may or may not be fully reflected in Panacea’s public disclosures.

Item 3.02 Unregistered Sales of Equity Securities

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K with respect to the PIPE Investment is incorporated by reference in this Item 3.02. The shares of Panacea Class A common stock to be issued in connection with the PIPE Investment will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be issued in reliance on the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act.

Item 7.01 Regulation FD Disclosure

On October 21, 2020, Panacea and Nuvation issued a joint press release (the “Press Release”) announcing the execution of the Merger Agreement. The Press Release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Attached as Exhibit 99.2 and incorporated herein by reference is the investor presentation dated October 21, 2020, for use by Panacea in meetings with certain of its stockholders as well as other persons with respect to Panacea’s proposed transaction with Nuvation, as described in this Current Report on Form 8-K.

Attached as Exhibit 99.3 and incorporated herein by reference is the transcript from a call on October 21, 2020 between Panacea and certain of its stockholders to discuss the business combination .

The information in this Item 7.01, including Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3 is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of Panacea under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information of the information contained in this Item 7.01, including Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3.

Forward-Looking Statements Legend

This Current Report on Form 8-K contains certain “forward-looking statements” within the meaning of the Securities Act and the Exchange Act. Statements that are not historical facts, including statements about the pending Merger between Panacea and Nuvation and the transactions contemplated thereby, and the parties’ perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding the proposed transaction, including the anticipated cash available at Closing, the anticipated use of the combined company’s cash and cash equivalents, initiation, timing, progress, and reporting of results of Nuvation’s development programs, the potential benefits of Nuvation’s product candidates, the benefits of the proposed transaction, integration plans, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the transactions. The words “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated.

These forward-looking statements are subject to a number of risks and uncertainties, including the risk that the potential product candidates that Nuvation Bio develops may not progress through clinical development or receive required regulatory approvals within expected timelines or at all; the risk that clinical trials may not confirm any safety, potency or other product characteristics described or assumed in this Current Report on Form 8-K; the risk that Nuvation Bio will be unable to successfully market or gain market acceptance of its product candidates; the risk that Nuvation Bio’s product candidates may not be beneficial to patients or successfully commercialized; the risk that Nuvation Bio has overestimated the size of the target patient population, their willingness to try new therapies and the willingness of physicians to prescribe these therapiess; the effects of competition on Nuvation Bio’s business; the risk that third parties on which we depend for laboratory, clinical development, manufacturing and other critical services will fail to perform satisfactorily; the risk that Nuvation Bio’s business, operations, clinical development plans and timelines, and supply chain could be adversely affected by the effects of health epidemics, including the ongoing COVID-19 pandemic; the risk that we will be unable to obtain and maintain sufficient intellectual property protection for our investigational products or will infringe the intellectual property protection of others; the potential inability of the parties to successfully or timely consummate the Proposed Business Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Business Combination or that the approval of the stockholders of Panacea or Nuvation Bio is not obtained; the risk of failure to realize the anticipated benefits of the Proposed Business Combination; the amount of redemption requests made by Panacea’s stockholders, and those factors discussed in Panacea’s final prospectus dated June 30, 2020 under the heading “Risk Factors,” and other documents Panacea has filed, or will file, with the SEC, including a registration statement on Form S-4 that will include a proxy statement/prospectus. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. If any of these risks materialize or underlying assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Panacea nor Nuvation Bio presently know, or that Panacea or Nuvation Bio currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Panacea’s and Nuvation Bio’s expectations, plans, or forecasts of future events and views as of the date of this Current Report on Form 8-K. Panacea and Nuvation Bio anticipate that subsequent events and developments will cause Panacea’s and Nuvation Bio’s assessments to change. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and Panacea, Nuvation and their affiliates undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Additional Information and Where to Find It

A full description of the terms of the Merger Agreement and the related transactions will be provided in a registration statement on Form S-4 (the “Registration Statement”) to be filed with the SEC by Panacea that will include a prospectus with respect to the combined company’s securities to be issued in connection with the Merger and a proxy statement with respect to the stockholder meeting of Panacea to vote on the Merger. Panacea urges its investors, stockholders and other interested persons to read, when available, the Registration Statement as well as other documents filed with the SEC because these documents will contain important information about Panacea, Nuvation and the transaction. After the Registration Statement is declared effective, the definitive proxy statement/prospectus to be included in the Registration Statement will be mailed to stockholders of Panacea as of a record date to be established for voting on the proposed Merger. Once available, stockholders will also be able to obtain a copy of the Registration Statement, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: 357 Tehama St Floor 3 San Francisco, CA. The preliminary and definitive proxy statement/prospectus to be included in the Registration Statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in Solicitation

Panacea and Nuvation and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this press release under the rules of the SEC. Information about the directors and executive officers of Panacea is set forth in Panacea’s final prospectus filed with the SEC pursuant to Rule 424(b) of the Securities Act on July 2, 2020, and is available free of charge at the SEC’s website at www.sec.gov or by directing a request to: 357 Tehama St Floor 3 San Francisco, CA. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Panacea stockholders in connection with the potential transactions will be set forth in the Registration Statement containing the preliminary proxy statement/prospectus when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Panacea, the combined company or Nuvation, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits. The following exhibits are filed with this Form 8-K:

Exhibit No.	Description of Exhibits
2.1	Agreement and Plan of Merger, dated as of October 20, 2020.*
10.1	Form of Subscription Agreement.
10.2	Form of Sponsor Support Agreement.
10.3	Form of Stockholder Support Agreement.
10.4	Form of Sponsor and Founder Lock-Up Agreement.
10.5	Form of FPA Lock-Up Agreement.
10.6	Form of Stockholder Lock-Up Agreement.
99.1	Joint Press Release, dated as of October 21, 2020.
99.2	Investor Presentation, dated as of October 21, 2020.
99.3	Investor Call Transcript, dated as of October 21, 2020.

*Exhibits and schedules have been omitted from this filing pursuant to Item 601(a)(5) of Regulation S-K and will be furnished to the Securities and Exchange Commission upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Panacea Acquisition Corp.

Date: October 21, 2020	By:	/s/ Oleg Nodelman
	Name:	Oleg Nodelman
	Title:	Chief Executive Officer

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